Exhibit 99.108

CANNTRUST ANNOUNCES DIRECTOR RESIGNATION

VAUGHAN, ON, Sept. 9, 2018 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers of cannabis, announces that it has accepted the resignation of Mr. Norman Paul as a director of the Corporation. The Company wishes to thank Mr. Paul for his years of valuable and dedicated service and wishes him every success in his future endeavours.

“I am grateful to have been part of the CannTrust Team that took the Company from the concept stage to one of Canada’s leading licensed producers of cannabis in this new and exciting industry. I wish CannTrust and its outstanding team much success in the future”, said Norman Paul.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

For further information: or to arrange an interview, please contact:

Sybil Eastman at Strategic Objectives, Tel: (416) 366-7735 X254 | Email:

sybil.eastman@strategicobjectives.com

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

RELATED LINKS

www.canntrust.ca